EXHIBIT (a)(1)(i)

OFFER TO PURCHASE

OFFER BY

THE INDIA FUND, INC.

TO PURCHASE UP TO 15%

OF ITS ISSUED AND OUTSTANDING

SHARES OF COMMON STOCK

AT 98% OF NET ASSET VALUE PER SHARE

THIS OFFER WILL EXPIRE ON APRIL 3, 2014

AT 11:59 P.M., NEW YORK CITY TIME (THE “EXPIRATION DATE”),

UNLESS THE OFFER IS EXTENDED

THIS OFFER TO PURCHASE AND THE ACCOMPANYING LETTER OF TRANSMITTAL (WHICH, TOGETHER WITH ANY AMENDMENTS OR SUPPLEMENTS THERETO, CONSTITUTE THE “OFFER”) ARE NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED, BUT ARE SUBJECT TO OTHER CONDITIONS AS OUTLINED HEREIN AND IN THE LETTER OF TRANSMITTAL.

NONE OF THE FUND, ITS BOARD OF DIRECTORS OR THE INVESTMENT MANAGER TO THE FUND MAKES ANY RECOMMENDATION AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES IN THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN AND IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MAY NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE INDIA FUND, INC. THE FUND HAS BEEN ADVISED THAT NO DIRECTOR, OFFICER OR AFFILIATE OF THE FUND INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER.

IMPORTANT

Any stockholder of the Fund (“Stockholder”) desiring to tender any portion of his or her Shares of Common Stock to the Fund should either (1) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal with his or her certificates for the tendered Shares if such Stockholder has been issued physical certificates, signature guarantees for all Stockholders tendering uncertificated Shares, and any other required documents to Computershare (the “Depositary”), or (2) request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee are urged to contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender Shares so registered. The Fund reserves the absolute right to reject Shares determined not to be tendered in appropriate form.

Questions, requests for assistance and requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to Georgeson Inc. (the “Information Agent”) in the manner set forth on the last page of this Offer to Purchase.

If you do not wish to tender your Shares, you need not take any action.

March 7, 2014

SUMMARY TERM SHEET

This Summary Term Sheet highlights certain information concerning this tender offer. To understand the Offer (as defined below) fully and for a more complete discussion of the terms and conditions of this Offer, you should read carefully this entire Offer to Purchase and the related Letter of Transmittal.

What is the tender offer?

On February 19, 2014, The India Fund, Inc. (the “Fund”) announced that the Board of Directors of the Fund approved a tender offer to purchase up to 15% of the Fund’s outstanding shares of Common Stock in the Fund (the “Shares”), or 5,240,267 Shares, for cash at a price per Share equal to 98% of the net asset value (the “NAV”) in U.S. dollars per Share as determined by the Fund on the next business day following the Expiration Date (as defined below) of the tender offer, upon specified terms and subject to conditions as set forth in the tender offer documents. See Sections 1 and 2 of this Offer to Purchase.

Why is the Fund making the Offer?

On November 18, 2013, the Fund announced that the Board of Directors approved the elimination of the interval fund structure of the Fund, a fundamental policy of the Fund (“Policy”), subject to Stockholder approval. In its proxy statement dated December 11, 2013, the Fund stated that if Stockholders voted to eliminate the Policy, the Board of Directors, among other actions, intended to authorize a cash tender offer to acquire up to 15% of the Fund’s outstanding Shares at a price of 98% of the Fund’s NAV. At a special meeting of Stockholders on February 3, 2014, Stockholders approved elimination of the Policy. Accordingly, the Board of Directors has authorized this Offer pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). See Section 3 of this Offer to Purchase.

When will the tender offer expire, and may the offer be extended?

The tender offer will expire at 11:59 p.m., New York City time, on April 3, 2014, unless extended. The Fund may extend the period of time the Offer will be open by issuing a press release by no later than the next business day after the Offer otherwise would have expired. See Section 15 of this Offer to Purchase.

What is the Fund’s NAV per share as of a recent date?

As of February 28, 2014, the NAV per share was $22.80. See Section 8 of this Offer to Purchase for additional information regarding NAVs and market prices. During the pendency of the tender offer, current net asset value quotations can be obtained from the Information Agent by calling toll free at (866) 297-1264, or for banks and brokers, by calling (800) 223-2064.

Will the NAV be higher or lower on the date that the price to be paid for tendered Shares is to be determined?

No one can accurately predict the NAV at a future date, but you should realize that the NAV on the date the purchase price for tendered Shares is to be determined may be higher or lower than the NAV on February 28, 2014. The Fund’s common stock has at times traded at a premium to the Fund’s NAV per share. The Offer is intended to provide tendering Stockholders with a benefit to the extent that the tender price is above the trading price of the Fund’s shares of common stock.

How do I tender my Shares?

If your Shares are registered in your name, you should obtain the tender offer materials, including this Offer to Purchase and the related Letter of Transmittal, read them, and if you should decide to tender, complete a Letter of Transmittal and submit any other documents required by the Letter of Transmittal. These materials must be received by the Depositary in proper form before 11:59 p.m., New York City time, on April 3, 2014 (unless the tender offer has been extended by the Fund, in which case the new deadline will be as stated in the public announcement of the extension). If your Shares are held by a broker, dealer, commercial bank, trust company or other nominee (e.g., in “street name”), you should contact that firm to obtain the package of information necessary to make your decision, and you can only tender your Shares by directing that firm to complete, compile and deliver the necessary documents for submission to the Depositary by 11:59 p.m., New York City time, on April 3, 2014 (or if the offer is extended, the expiration date as extended). If you are an institution participating in the book-entry transfer facility, you must tender your Shares according to the procedure for book-entry transfer. See Section 5 of this Offer to Purchase.

May I withdraw my Shares after I have tendered them and, if so, by when?

Yes, you may withdraw your Shares at any time prior to 11:59 p.m., New York City time on April 3, 2014 (or if the Offer is extended, at any time prior to 11:59 p.m., New York City time, on the new expiration date). Withdrawn Shares may be re-tendered by following the tender procedures before the offer expires (including any extension period). See Section 6 of this Offer to Purchase.

How do I withdraw previously tendered Shares?

A notice of withdrawal of tendered Shares must be timely received by the Depositary, and must specify the name of the Stockholder who tendered the Shares, the number of Shares being withdrawn (which must be all of the Shares tendered) and, with respect to share certificates representing tendered Shares that have been delivered or otherwise identified to the Depositary, the name of the registered owner of such Shares if different from the person who tendered the Shares. See Section 6 of this Offer to Purchase.

May I place any condition on my tender of Shares?

No.

Is there a limit on the number of Shares I may tender?

No. However, only 15% of the Fund’s outstanding Shares will be accepted for tender. See Section 1 of this Offer to Purchase.

What if more than 15% of the outstanding Shares are tendered (and not timely withdrawn)?

If more than 15% of the Fund’s outstanding Shares are tendered in the offer and not withdrawn prior to 11:59 p.m., New York City time, on April 3, 2014, or such later date to which the Offer is extended (the “Expiration Date”), the Fund will purchase Shares from tendering Stockholders, in accordance with the terms and conditions specified in this Offer to Purchase, on a pro rata basis (disregarding fractions), in accordance with the number of Shares duly tendered by each Stockholder during the period the Offer is open (and not timely withdrawn), unless the Fund determines not to purchase any Shares. See Section 1 of this Offer to Purchase.

Must I tender all of my Shares for purchase?

No. You may tender for purchase all or part of the Shares you own.

If I decline to tender, how will the tender offer affect the Fund Shares I hold?

Your percentage ownership interest in the Fund will increase after completion of the tender offer.

How will the Fund finance payment for the Shares?

To pay the aggregate purchase price of Shares accepted for payment pursuant to the Offer, the Fund anticipates that funds will first be derived from any cash on hand and then from the proceeds from the sale of portfolio securities held by the Fund. See Section 4 of this Offer to Purchase.

If Shares I tender are accepted by the Fund, when will payment be made?

Payment for tendered Shares, if accepted, will be made promptly after the Expiration Date of the Offer.

Is my sale of Shares in the tender offer a taxable transaction for U.S. federal income tax purposes?

For most Stockholders, yes. The sale of Shares pursuant to the tender offer by U.S. Stockholders (as defined in Section 12), other than those who are tax-exempt, will be a taxable transaction for U.S. federal income tax purposes, either as a sale or exchange, or, under certain circumstances, as a dividend. The Depositary will withhold U.S. federal income taxes equal to 30% of the gross payments payable to Non-U.S. Stockholders (as defined in Section 12) unless the Depositary determines that such Non-U.S. Stockholder is eligible for a reduced rate of withholding pursuant to a treaty or that an exemption from withholding is applicable because the gross proceeds are effectively connected with the conduct of a trade or business within the United States. See Section 12 of this Offer to Purchase for a more detailed discussion of certain U.S. federal income tax consequences. U.S. and Non-U.S. Stockholders are advised to consult their own tax advisors.

How will tendered Shares be accepted for payment?

Properly tendered Shares, up to the number tendered for, will be accepted for payment by a determination of the Fund followed by notice of acceptance to the Depositary, which thereafter will make payment as directed by the Fund with funds to be deposited with it by the Fund. See Section 7 of this Offer to Purchase.

What action need I take if I decide not to tender my Shares?

None.

Does management encourage Stockholders to participate in the tender offer, and will management participate in the tender offer?

None of the Fund, its Board of Directors or the Investment Manager to the Fund makes any recommendation to any Stockholder whether to tender or refrain from tendering Shares in the Offer. The Fund and the Board of Directors urge each Stockholder to read and evaluate the Offer and related materials carefully and make his or her own decision. The Fund has been advised that no director, officer or affiliate of the Fund intends to tender Shares. See Sections 1 and 3 of this Offer to Purchase.

How do I obtain additional information?

Questions and requests for assistance should be directed to Georgeson Inc., the Fund’s Information Agent, by calling toll free at 1-866-297-1264 or, for banks and brokers, at 1-800-223-2064. Requests for additional copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer documents should also be directed to the Information Agent for the tender offer. If you do not hold certificates for your Shares or if you are not the record holder of your Shares, you should obtain this information and the documents from your broker, dealer, commercial bank, trust company or other nominee, as appropriate.

To the Stockholders of THE INDIA FUND, INC.:

1.  Number of Shares.    The India Fund, Inc. (the “Fund”), a Maryland corporation registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end management investment company, hereby offers to purchase up to 15% of the issued and outstanding shares of Common Stock in the Fund (the “Shares”) as of February 28, 2014, or 5,240,267 Shares (the “Offer Amount”), which are tendered and not withdrawn prior to 11:59 p.m., New York City time, on April 3, 2014, or such later date to which the Offer is extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute “the Offer”). The Fund has mailed materials for the Offer to record holders on or about March 7, 2014.

This Offer is being made to all stockholders of the Fund (“Stockholders”) and is not conditioned upon any minimum number of Shares being tendered. NONE OF THE FUND, ITS BOARD OF DIRECTORS OR THE INVESTMENT MANAGER IS MAKING ANY RECOMMENDATION TO ANY STOCKHOLDER REGARDING WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES IN THE OFFER. The Fund and the Board urge each Stockholder to read and evaluate the Offer and related materials carefully and make his or her own decision. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein and in the Letter of Transmittal, and if given or made, such information or representations may not be relied upon as having been authorized by the Fund. The Fund has been advised that no Director, Officer or affiliate of the Fund intends to tender any Shares pursuant to the Offer.

If the number of Shares properly tendered and not withdrawn prior to the Expiration Date is less than or equal to the Offer Amount, the Fund will, upon the terms and conditions of the Offer, purchase all Shares so tendered. If more Shares than the Offer Amount are duly tendered and not withdrawn prior to the Expiration Date, the Fund will purchase Shares from tendering Stockholders, in accordance with the terms and conditions specified in the Offer to Purchase, on a pro rata basis (disregarding fractions), in accordance with the number of Shares duly tendered by each Stockholder during the period the Offer is open (and not timely withdrawn), unless the Fund determines not to purchase any Shares.

As of February 28, 2014, 34,935,115 Shares were issued and outstanding. The Fund does not anticipate that the number of Shares as of the Expiration Date will be materially different.

2.  Price.    The purchase price of the Shares will be equal to 98% of their net asset value (“NAV”) per share at the close of regular trading on the New York Stock Exchange (“NYSE”) on April 4, 2014, or a later date determined by the Fund if the Offer is extended (the “Pricing Date”). The Fund calculates the NAV of its Shares on a daily basis at the close of regular trading on the NYSE.

The Shares have at times traded at a premium to the Fund’s NAV per Share. It may not be in a Stockholder’s interest to tender Shares in connection with the Offer if the Shares are trading at a premium. The market price of the Shares can and does fluctuate. Accordingly, on the Pricing Date, the market price of the Shares may be above or below the Fund’s NAV per Share. Stockholders can obtain the daily NAV of the Shares and daily NYSE closing price of the Shares by calling Georgeson Inc. toll free at 1-866-297-1264 or, for banks and brokers, at 1-800-223-2064.

The Shares are listed on the NYSE under the symbol “IFN.” On February 28, 2014, the closing price on the NYSE was $20.66 per Share.

3.  Purpose of the Offer; Plans or Proposals of the Fund.    On November 18, 2013, the Fund announced that the Board of Directors approved the elimination of the interval fund structure of the Fund, a fundamental policy of the Fund (“Policy”), subject to Stockholder approval. In its proxy statement dated December 11, 2013, the Fund stated that if Stockholders voted to eliminate the Policy, the Board of Directors, among other actions, intended to authorize a cash tender offer to acquire up to 15% of the Fund’s outstanding Shares at a price of 98% of the Fund’s NAV. At a special meeting of Stockholders on February 3, 2014, Stockholders approved elimination of the Policy. Accordingly, the Board of Directors has authorized this Offer pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Offer has been unanimously approved by the Board of Directors. However, none of the Fund, its Board of Directors or the Investment Manager to the Fund is making any recommendation to any Stockholder whether to tender or refrain from tendering Shares in the Offer. Each Stockholder is urged to read and evaluate the Offer and accompanying materials carefully.

Any Shares acquired by the Fund pursuant to the Offer will become authorized, but unissued Shares and will be available for issuance by the Fund without further Stockholder action (except as required by applicable law or the rules of national securities exchanges on which the Shares are listed).

The Fund does not have any present plans or proposals and is not engaged in any negotiations that relate to or would result in: (a) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (b) other than in connection with transactions in the ordinary course of the Fund’s operations and for purposes of funding the Offer, any purchase, sale or transfer of a material amount of assets of the Fund or any of its subsidiaries; (c) any material change in the Fund’s present dividend policy, or indebtedness or capitalization of the Fund; (d) changes to the present Board of Directors or management of the Fund, including changes to the number or the term of members of the Board of Directors, the filling of any existing vacancies on the Board of Directors or changes to any material term of the employment contract of any executive officer; (e) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in the Fund’s investment policy for which a vote would be required by Section 13 of the 1940 Act; (f) any class of equity securities of the Fund being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association; (g) any class of equity securities of the Fund becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; (h) the suspension of the Fund’s obligation to file reports pursuant to Section 15(d) of the Exchange Act; (i) the acquisition by any person of additional securities of the Fund, or the disposition of securities of the Fund; or (j) any changes in the Fund’s Articles of Amendment and Restatement, By-Laws or other governing instruments or other actions that could impede the acquisition of control of the Fund. No other tender offers are presently contemplated, but the Board of Directors reserves the right to conduct tender offers in the future.

4.  Effect of the Offer; Source and Amount of Funds.    The actual cost to the Fund of the Offer cannot be determined at this time because the number of Shares to be purchased will depend on the number tendered, and the price will be based on the NAV per Share on the Pricing Date. If the NAV per Share on the Pricing Date is the same as the NAV per Share on February 28, 2014 ($22.80 per Share), and if 15% of the outstanding Shares, or 5,240,267 Shares, are purchased pursuant to the Offer, the cost to the Fund (excluding expenses) would be approximately $117,067,565.

To pay the aggregate purchase price of Shares accepted for payment pursuant to the Offer, the Fund anticipates that funds will first be derived from any cash on hand and then from the proceeds from the sale of portfolio securities held by the Fund. The selection of which portfolio securities to sell will be made by the Investment Manager, taking into account, among other things, investment merit, relative liquidity and applicable investment restrictions and legal requirements. Although the Investment Manager does not believe it will be required to do so, the Fund may be subject to daily overdraft charges from its custodian, State Street Bank and Trust Company, in the event that the Fund is unable to raise funds sufficient to purchase all Shares accepted for payment from cash on hand and the sale of portfolio securities.

There are no material conditions to the financing of the transaction. There are no other alternative financing plans or arrangements for the transaction.

The Offer may have certain adverse consequences for tendering and non-tendering Stockholders:

Fluctuation in NAV between the Expiration Date and the Pricing Date:    Stockholders must decide whether to tender their Shares prior to the Expiration Date, but the NAV at which the Fund will repurchase Shares will not be calculated until the Pricing Date. The NAV of the Shares may fluctuate between the Expiration Date and the Pricing Date, and there can be no assurance that the NAV of the Shares on the Pricing Date will be as high as the NAV of the Shares on the Expiration Date. Moreover, the Shares have at times traded at a premium to the Fund’s NAV per Share. It may not be in a Stockholder’s interest to tender Shares in connection with the Offer if the Shares are trading at a premium. On the Pricing Date, the market price of the Shares may be above or below the Fund’s NAV per Share.

Stockholders should note, however, that the Offer may result in accretion to the Fund’s NAV per Share following the Offer, due to the fact that the Purchase Price represents a 2% discount to the Fund’s NAV per Share. The potential accretion to the Fund’s NAV per Share may offset in whole or in part any decline in the Fund’s NAV as discussed above and the expenses of the Offer.

Possible Proration:    If greater than 15% of the Shares are tendered pursuant to the Offer, and the Fund purchases Shares in accordance with the terms of the offer, it will purchase Shares from tendering Stockholders on a pro rata basis (disregarding fractions). Accordingly, Stockholders cannot be assured that all of their tendered Shares will be repurchased.

Recognition of Capital Gains:    As noted, the Fund may be required to sell portfolio securities pursuant to the Offer, in which event it might recognize capital gains. The Fund expects that it would distribute any such gains to Stockholders (reduced by net capital losses realized during the fiscal year, if any) following the end of its fiscal year on December 31. This recognition and distribution of gains, if any, would have two negative consequences: first, Stockholders at the time of declaration of the distributions would be required to pay taxes on a greater amount of capital gain distributions than otherwise would be the case; and second, to raise cash to make the distributions, the Fund might need to sell additional portfolio securities, thereby possibly realizing and recognizing additional capital gains. It is impossible to predict the amount of capital gains or losses that would be realized and recognized. In addition, some of the distributed gains may be realized on securities held for one year or less, which would generate income taxable to the Stockholders at ordinary income rates.

Tax Consequences of Purchases to Stockholders:    The Fund’s purchase of tendered Shares pursuant to the Offer will have tax consequences for tendering Stockholders and may have tax consequences for non-tendering Stockholders. See Section 12, “Federal Income Tax Consequences,” below.

Higher Expense Ratio and Less Investment Flexibility:    The reduced net assets of the Fund as a result of the Fund’s purchase of Shares pursuant to the Offer will result in a higher expense ratio for the Fund, and possibly in less investment flexibility for the Fund, depending on the number of Shares repurchased.

5.  Procedure for Tendering Shares.    Stockholders may tender some or all of their Shares by delivering or mailing a Letter of Transmittal or facsimile thereof (together with certificates and other required documents) to Computershare (the “Depositary”) at the appropriate address set forth at the end of this Offer or by following the procedures for book-entry delivery set forth below (and causing a confirmation of receipt of such delivery to be received by the Depositary). In lieu of the foregoing, tendering Stockholders can comply with the guaranteed delivery procedures set forth below.

To tender Shares properly, the certificates for Shares, together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal, must be received prior to the Expiration Date by the Depositary at the appropriate address set forth at the end of this Offer, except as otherwise provided below in this Section. Letters of Transmittal and certificates representing tendered Shares should NOT be sent or delivered directly to the Fund. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such firm if they desire to tender their Shares.

Signatures on all Letters of Transmittal must be guaranteed by a member firm of a registered national securities exchange, a member of the Financial Industry Regulatory Authority, Inc. or a commercial bank or trust company having an office, branch or agency in the United States (each being hereinafter referred to as an “Eligible Institution”), except in cases where Shares are tendered (i) by a registered holder of Shares who has not completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If the certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to a person other than the registered owner of the certificates surrendered, then the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature(s) on the certificates or stock powers guaranteed as aforesaid. See Instruction 6 of the Letter of Transmittal.

The Fund’s transfer agent holds Shares in uncertificated form for certain Stockholders pursuant to the Fund’s dividend reinvestment plan. Stockholders may tender all such uncertificated Shares by completing the appropriate section in the Letter of Transmittal or Notice of Guaranteed Delivery. There may be tax consequences to a tendering Stockholder who tenders less than all Shares he or she owns. See Section 12, “Federal Income Tax Consequences,” below.

The Depositary will establish accounts with respect to the Shares at the Depository Trust Company (“DTC”) for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s system may make delivery of tendered Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedure for such transfer. However, although delivery of Shares may be effected through transfer into the Depositary’s account at DTC, the Letter of Transmittal (or facsimile thereof), with any required signature guarantee and any other required documents, must, in any case, be transmitted to and received by the Depositary at the appropriate address set forth at the end of this Offer before the Expiration Date, or the tendering Stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

If certificates for Shares are not immediately available or time will not permit the Letter of Transmittal and other required documents to reach the Depositary prior to the Expiration Date, Shares may nevertheless be tendered provided that all of the following conditions are satisfied:

(a)  such tenders are made by or through an Eligible Institution; and

(b)  the Depositary receives, prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Fund (delivered either by registered, certified, or express mail, overnight courier, mail or facsimile transmission); and

(c)  the certificates for all tendered Shares, or book-entry confirmation, as the case may be, together with a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal, are received by the Depositary within three business days after receipt by the Depositary of such Notice of Guaranteed Delivery.

THE METHOD OF DELIVERY OF THE CERTIFICATES REPRESENTING SHARES, LETTER OF TRANSMITTAL, AND ANY OTHER DOCUMENTS IS AT THE OPTION AND RISK OF THE STOCKHOLDER. IF THE STOCKHOLDER WISHES TO DELIVER BY MAIL, WE RECOMMEND THE USE OF INSURED REGISTERED MAIL, RETURN RECEIPT REQUESTED. THE STOCKHOLDER HAS THE RESPONSIBILITY TO CAUSE THE CERTIFICATES, LETTER OF TRANSMITTAL AND ANY OTHER DOCUMENTS TO BE TIMELY DELIVERED.

TO PREVENT BACKUP WITHHOLDING ON PAYMENTS MADE FOR THE PURCHASE OF SHARES PURSUANT TO THE OFFER, EACH INDIVIDUAL STOCKHOLDER (AND CERTAIN OTHER NONCORPORATE STOCKHOLDERS) MUST PROVIDE THE DEPOSITARY WITH HIS CORRECT TAXPAYER IDENTIFICATION NUMBER BY COMPLETING THE INTERNAL REVENUE SERVICE FORM W-9 INCLUDED WITH THE LETTER OF TRANSMITTAL (EVEN IF SUCH STOCKHOLDER HAS PREVIOUSLY COMPLETED SUCH A FORM OR A SUBSTITUTE VERSION THEREOF). CERTAIN STOCKHOLDERS WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES MAY SATISFY THIS REQUIREMENT BY PROVIDING A CERTIFICATE OF FOREIGN STATUS (GENERALLY, AN INTERNAL REVENUE SERVICE FORM W-8BEN) TO THE DEPOSITARY IN LIEU OF THE FORM W-9. SEE SECTION 12, “FEDERAL INCOME TAX CONSEQUENCES,” BELOW AND SECTION 12 OF THE LETTER OF TRANSMITTAL.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any Shares tendered will be determined by the Fund, which determination shall be final and binding. The Fund reserves the absolute right (i) to reject any and all tenders not in proper form or the payment for which would, in the opinion of the Fund’s counsel, be unlawful and (ii) to waive any of the conditions of the Offer or any defect or irregularity in the tender of any Shares. The Fund’s determination of any defect or irregularity in the tender of any Shares and its interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto) will be final. None of the Fund, Georgeson Inc. (the “Information Agent”), the Depositary or any other person shall be under any duty to give notification of any defects or irregularities in tenders, and none shall incur any liability for failure to give such notification.

6.  Withdrawal Rights.    Shares tendered pursuant to the Offer may be withdrawn or you may change the number of Shares tendered for purchase at any time prior to the Expiration Date (April 3, 2014), unless extended. After the Expiration Date, unless extended, tenders made pursuant to the Offer will be irrevocable.

To be effective, a written or facsimile notice of withdrawal or notice of modification, as applicable, must be timely received by the Depositary. Such notice must specify the name of the person who executed the particular Letter of Transmittal or Notice of Guaranteed Delivery, the number of Shares to be withdrawn or the modified number of Shares to be tendered and, if certificates have been delivered or otherwise identified to the Depositary, the name of the holder of record and the serial numbers of the certificates representing such Shares. If Shares have been delivered pursuant to the procedure for book-entry delivery as set forth in Section 5, “Procedure for Tendering Shares,” any notice of withdrawal or notice of modification, as applicable, also must specify the name and the number of the account at DTC to be debited or credited with such Shares (which must be the same name and number from which the Shares were tendered), and must otherwise comply with DTC’s procedures.

All questions as to the form and validity, including time of receipt, of notices of withdrawal or notices of modification, as applicable, will be determined by the Fund, in its sole discretion, whose determination will be final and binding. None of the Fund, the Information Agent, the Depositary or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or notice of modification, as applicable, or to incur any liability for failure to give any such notification. Any Shares timely and properly withdrawn will be deemed not duly tendered for purposes of the Offer.

7.  Acceptance for Payment and Payment.    Upon the terms and subject to the conditions of the Offer, the Fund will accept for payment, and will pay for, Shares validly tendered on or before the Expiration Date and not properly withdrawn in accordance with Section 6, “Withdrawal Rights,” promptly after the Expiration Date. The Fund expressly reserves the right, in its sole discretion, to delay the acceptance for payment of, or payment for, Shares, in order to comply in whole or in part with any applicable law.

The per-Share consideration paid to any Stockholder pursuant to the Offer will be the highest per-Share consideration paid to any other Stockholder during the Offer. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or confirmation of the book-entry transfer of such Shares), a properly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal.

For purposes of the Offer, the Fund will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to the Fund and not withdrawn, if, as and when the Fund gives oral or written notice to the Depositary of its acceptance for payment of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for the tendering Stockholders for purposes of receiving payment from the Fund and transmitting payment to the tendering Stockholders. Under no circumstances will the Fund pay interest on the purchase price of the Shares to be paid by the Fund, regardless of any delay in making such payment. If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or are not paid for because of an invalid tender, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned, without expense to the tendering Stockholder, as soon as practicable following expiration or withdrawal of the Offer. Shares delivered by book-entry transfer into the Depositary’s account at DTC as described in Section 5, “Procedure for Tendering Shares,” which are to be returned will be credited to an account maintained within DTC. Shares which are to be returned and which were held in uncertificated form by the Fund’s transfer agent pursuant to the Fund’s dividend reinvestment plan will be returned to the dividend reinvestment plan account maintained by the transfer agent.

If the Fund is delayed in its acceptance for payment of, or in its payment for, Shares, or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Fund’s rights under this Offer, the Depositary may, nevertheless, on behalf of the Fund, retain tendered Shares, and such Shares may not be withdrawn unless and except to the extent tendering Stockholders are entitled to withdrawal rights as described in Section 6, “Withdrawal Rights.”

Tendering Stockholders will not be obligated to pay brokerage commissions, fees or, except in the circumstances described in Instruction 7 of the Letter of Transmittal, transfer taxes on the purchase of Shares by the Fund.

8.  NAV and Market Price.    The Shares currently trade on the NYSE under the symbol “IFN.” The following table sets forth, on a quarterly basis, the high and low NAVs of the Shares and the high and low intraday sale prices of the Shares for each calendar quarter during the two years ended December 31, 2013.

	NAV		Market Price*
	High	Low	High	Low

January 1, 2012 to March 31, 2012	$26.46	$21.92	$23.92	$19.60

April 1, 2012 to June 30, 2012	$25.21	$21.12	$22.52	$18.70

July 1, 2012 to September 30, 2012	$26.36	$22.70	$23.24	$19.67

October 1, 2012 to December 31, 2012	$27.20	$23.41	$23.98	$20.51

January 1, 2013 to March 31, 2013	$24.65	$23.52	$22.22	$20.70

April 1, 2013 to June 30, 2013	$25.28	$21.29	$22.05	$18.06

July 1, 2013 to September 30, 2013	$23.94	$18.64	$20.75	$17.06

October 1, 2013 to December 31, 2013	$24.13	$22.22	$21.14	$19.20

*	As reported on the NYSE.

The NAV per Share computed as of the close of business on February 28, 2014 was $22.80. On February 28, 2014 the high, low and closing prices of the Shares as reported on the NYSE were $20.82, $20.56, $20.66, respectively.

9.  Information with Respect to the Fund and the Fund’s Investment Manager.    The Fund is a closed-end management investment company organized as a Maryland corporation. The Shares were first offered to the public in February 1994. As a closed-end investment company, the Fund differs from an open-end investment company (i.e., a mutual fund) in that it does not redeem its Shares at the election of a Stockholder and does not continuously offer its Shares for sale to the public. The principal executive offices and business address of the Fund are located at 1735 Market Street, 32nd Floor, Philadelphia, PA 19103. The Fund’s business telephone number is (866) 839-5205.

Aberdeen Asset Management Asia Limited (“AAMAL” or the “Investment Manager”) serves as the Fund’s Investment Manager. AAMAL is an affiliate of Aberdeen Asset Management PLC. AAMAL is a Singapore corporation and a registered investment adviser under the Investment Advisers Act of 1940. AAMAL has served as the Fund’s Investment Manager since December 19, 2011. The principal business address of Aberdeen Asset Management Asia Limited is 21 Church Street #01-01, Capital Square Two, Singapore 049480.

The Fund is subject to the information and reporting requirements of the 1940 Act and in accordance therewith is obligated to file reports and other information with the Securities and Exchange Commission (the “SEC”) relating to its business, financial condition and other matters. Such reports and other information is available for inspection at the public reference room at the SEC’s office, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The Fund’s filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies may be obtained, by mail, upon payment of the SEC’s customary charges, by writing to its Public Reference Section at 100 F Street, N.E., Washington, D.C. 20549.

10.  Certain Fees and Expenses.    The Fund will not pay to any broker or dealer, commercial bank, trust company or other person any solicitation fee for any Shares purchased pursuant to the Offer. The Fund will reimburse such persons for customary handling and mailing expenses incurred in forwarding the Offer. No such broker, dealer, commercial bank or trust company has been authorized to act as the agent of the Fund or the Depositary for purposes of the Offer.

The Fund has retained Computershare to act as Depositary and Georgeson Inc. to act as Information Agent. The Depositary and the Information Agent will each receive reasonable and customary compensation for their services and will also be reimbursed for certain out-of-pocket expenses and indemnified against certain liabilities.

11.  Miscellaneous.    The Offer is not being made to, nor will the Fund accept tenders from, holders of Shares in any state or other jurisdiction in which the Offer would not be in compliance with the securities or Blue Sky laws of such jurisdiction. In addition, any tender of Shares must comply with Rule 14e-4 of the Exchange Act (the “Short Tender Rule”).

12.  Federal Income Tax Consequences.    The following discussion describes certain U.S. federal income tax consequences of tendering Shares in the Offer. Except where noted, it deals only with Shares held as capital assets and does not deal with Stockholders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or commodities, traders in securities that elect to mark their holdings to market, insurance companies, financial institutions, tax-exempt entities, regulated investment companies, real estate investment trusts, partnerships or other pass through entities, U.S. expatriates, persons liable for the alternative minimum tax, persons holding Shares as a part of a hedging, conversion or constructive sale transaction or a straddle or U.S. Stockholders (as defined below) whose functional currency is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. Stockholders should consult their own tax advisors concerning the U.S. federal income tax consequences of participating in the Offer in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

As used herein, a U.S. Stockholder means a Stockholder that is for U.S. federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if it (x) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (y) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. A “Non-U.S. Stockholder” is a Stockholder (other than a partnership) that is not a U.S. Stockholder.

An exchange of Shares for cash in the Offer by U.S. Stockholders will be a taxable transaction for U.S. federal income tax purposes. As a consequence of the exchange, the U.S. Stockholder will, depending on such U.S. Stockholder’s particular circumstances, be treated either as recognizing gain or loss from the disposition of the Shares or as receiving a dividend distribution from the Fund. Under Section 302(b) of the Code, a sale of Shares pursuant to the Offer generally will be treated as a sale or exchange if the receipt of cash by the Stockholder: (a) results in a complete termination of the Stockholder’s interest in the Fund, (b) results in a substantially disproportionate redemption with respect to the Stockholder, or (c) is not essentially equivalent to a dividend with respect to the Stockholder. In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Stockholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. The sale of Shares pursuant to the Offer generally will result in a “substantially disproportionate” redemption with respect to a Stockholder if the percentage of the Fund’s voting stock owned by the Stockholder immediately after the sale is less than 80% of the percentage of the Fund’s voting stock owned by the Stockholder determined immediately before the sale. The sale of Shares pursuant to the Offer generally will be treated as “not essentially equivalent to a dividend” with respect to a Stockholder if the reduction in the Stockholder’s proportionate interest in the Fund’s stock as a result of the Fund’s purchase of Shares constitutes a “meaningful reduction” of the Stockholder’s interest. Generally, even a small reduction in the percentage ownership interest of a Stockholder whose relative stock interest in a publicly held corporation (such as the Fund) is minimal and who exercises no control over the corporation’s business should constitute a meaningful reduction.

If any of these three tests for sale or exchange treatment is met, a U.S. Stockholder will recognize gain or loss equal to the difference between the price paid by the Fund for the Shares purchased in the Offer and the Stockholder’s adjusted basis in such Shares. If such Shares are held as a capital asset, the gain or loss will be capital gain or loss and will be long-term capital gain or loss if the Shares have been held for more than one year. If, however, a U.S. Stockholder has held Shares for six months or less, any loss recognized upon the exchange will be treated as a long-term capital loss to the extent of any capital gain dividend received (or amounts credited as undistributed capital gains) with respect to such Shares. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is currently (i) the same as the applicable ordinary income rate for capital assets held for one year or less (i.e., short-term capital gains) or (ii) 20% for capital assets held for more than one year (i.e., long-term capital gains).

If the requirements of Section 302(b) of the Code are not met, amounts received by a U.S. Stockholder who sells Shares pursuant to the Offer will be taxable to the U.S. Stockholder as a dividend to the extent of such U.S. Stockholder’s allocable share of the Fund’s current or accumulated earnings and profits. To the extent that amounts received exceed such U.S. Stockholder’s allocable share of the Fund’s current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a non-taxable return of capital, causing a reduction in the adjusted basis of such U.S. Stockholder’s Shares, and any amounts in excess of the U.S. Stockholder’s adjusted basis will constitute taxable gain. Any remaining adjusted basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such U.S. Stockholder.

If the payment for any purchase of Shares pursuant to the Offer is treated as a taxable dividend to the selling Stockholder rather than as an exchange, the other Stockholders, including the non-tendering Stockholders, could be deemed to have received taxable stock distributions under certain circumstances. Stockholders are urged to consult their own tax advisors regarding the possibility of deemed distributions resulting from the purchase of Shares pursuant to the Offer.

Non-U.S. Stockholders.    The Depositary will withhold U.S. federal income taxes equal to 30% of the gross payments payable to a Non-U.S. Stockholder or his or her agent for any Shares purchased pursuant to the Offer unless the Depositary determines that a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States. In order to obtain a reduced rate of withholding pursuant to a tax treaty, a Non-U.S. Stockholder must deliver to the Depositary before the payment a properly completed and executed Internal Revenue Service (“IRS”) Form W-8BEN. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a Non-U.S. Stockholder must deliver to the Depositary before the payment a properly completed and executed IRS Form W-8ECI. The Depositary will determine a shareowner’s status as a Non-U.S. Stockholder and eligibility for a reduced rate of, or exemption from, withholding by reference to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., IRS Forms W-8BEN or W-8ECI) unless facts and circumstances indicate that such reliance is not warranted. A Non-U.S. Stockholder may be eligible to obtain a refund of all or a portion of any tax withheld if such shareowner meets the “complete termination,” “substantially disproportionate” or “not essentially equivalent to a dividend” test described above or is otherwise able to establish that no tax or a reduced amount of tax is due. Backup withholding generally will not apply to amounts subject to the 30% or a treaty-reduced rate of withholding. Non-U.S. Stockholders are urged to consult their own tax advisors regarding the application of federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure.

Backup Withholding.    See Section 12 of the Letter of Transmittal with respect to the application of backup withholding on payments made to Stockholders.

The tax discussion set forth above is included for general information only. Each shareowner is urged to consult such owner’s own tax advisor to determine the particular tax consequences to him or her of the Offer, including the applicability and effect of state, local and foreign tax laws.

13.  Interests of Directors, Executive Officers and Associates; Transactions and Arrangements Concerning the Shares.    The directors and executive officers of the Fund and the aggregate number and percentage of the Shares each of them beneficially owns as of February 28, 2014 is set forth in the table below. The address of each of them is care of the Fund at 1735 Market Street, 32nd Floor, Philadelphia, PA 19103.

Name and Position	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Directors:

Lawrence K Becker	2,000	0.01%

Martin Gilbert	1,000	*

Leslie H. Gelb	1,000	*

J. Marc Hardy	1,000	*

Stéphane R. F. Henry	1,000	*

Hugh Young	1,000	*

Luis F. Rubio	1,000	*

Jeswald W. Salacuse	1,021	*

Officers:

Alan Goodson	0	0%

Jeffrey Cotton	0	0%

Lucia Sitar	0	0%

Megan Kennedy	0	0%

Gary Marshall	0	0%

Christian Pittard	0	0%

Jennifer Nichols	0	0%

Adrian Lim	0	0%

Andrea Melia	0	0%

Kasey Deja	0	0%

Sofia Rosala	0	0%

Sharon Ferrari	0	0%

Associate:

City of London Investment Group(1)	4,604,006	13.178%

*	Less than 0.01% of the Fund’s outstanding Shares
(1)

City of London’s business address is 77 Gracechurch Street, London, EC3V 0AS, England. Ownership percentage is based on a review of filings made pursuant to Section 13 of the Exchange Act as of December 31, 2013. City of London is an associate as defined under Rule 405 of the Securities Act of 1933 (the “Securities Act”). The Fund does not consider City of London an affiliate as defined under Rule 405 of the Securities Act.

On February 5, 2014, Mr. Luis Rubio, a Director of the Fund, purchased 1,000 Shares at a price of $19.0216 per Share in the open market. The purchase was reported on Form 4 to the SEC in a timely manner. Other than as described in the preceding sentences, none of the Fund or, to the best of the Fund’s knowledge, any of the Fund’s officers or directors, any person controlling the Fund, or any executive officer or director of any corporation or other person ultimately in control of the Fund, has effected any transaction in Shares, except for dividend reinvestments, during the past 60 days.

None of the Fund or, to the best of the Fund’s knowledge, any of the Fund’s officers or directors is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly to the Offer with respect to any securities of the Fund, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

14.  Certain Legal Matters; Regulatory Approvals.    The Fund is not aware of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Fund as contemplated herein. Should any such approval or other action be required, the Fund currently contemplates that such approval or other action will be sought. The Fund is unable to predict whether it may determine that it is required to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Fund’s business. The Fund’s obligations under the Offer to accept for payment and pay for Shares are subject to certain conditions described in Section  15.

15.  Certain Conditions to the Offer.    The Fund expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary. Any such extension will also be publicly announced by press release issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. The Fund further reserves the right, in its sole discretion, at any time during the pendency of the Offer, to cancel the Offer in the circumstances set forth below and in the event of such cancellation not to purchase or pay for any Shares tendered pursuant to the Offer, amend the Offer and postpone the acceptance of Shares. If the Fund makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Fund will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13(e)-4(e)(3) under the Exchange Act. During the extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering Stockholder to withdraw his or her Shares.

Notwithstanding any other provision of the Offer, the Fund will not commence the Offer or accept tenders of the Shares during any period when (a) such transactions, if consummated, would (i) result in the delisting of the Shares from the NYSE or (ii) impair the Fund’s status as a regulated investment company under the Code (which would make the Fund a taxable entity, causing the Fund’s income to be taxed at the fund level in addition to the taxation of Stockholders who receive distributions from the Fund); (b) there is any (i) legal or regulatory action or proceeding instituted or threatened challenging such transaction, (ii) suspension of or limitation on prices for trading securities generally on the NYSE or other national securities exchange(s), or the National Association of Securities Dealers Automated Quotation System National Market System, (iii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State, (iv) limitation affecting the Fund imposed by federal or state authorities on the extension of credit by lending institutions; (v) outbreak or escalation of hostilities, declaration by the United States of a national emergency or war, or other calamity or crisis the effect of which on financial markets is such as to make it, in the good faith judgment of the Board of Directors of the Fund, impractical or inadvisable to proceed with the Offer, or (vi) any other event which, in the judgment of the Board of Directors, would have a material adverse effect on the Fund if the Offer was consummated; or (c) the Board of Directors of the Fund determines in good faith that effecting any such transaction would constitute a breach of its fiduciary duty owed to the Fund or its Stockholders. The Fund will commence the Offer if it is delayed by the pendency of any of the above described events within 30 days of the termination of such delaying event.

The foregoing conditions are for the sole benefit of the Fund and may be asserted by the Fund regardless of the circumstances (including any action or inaction by the Fund) giving rise to any such conditions or may be waived by the Fund in whole or in part at any time and from time to time in its sole discretion. The failure by the Fund at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Fund concerning the events described in this Section shall be final and binding on all parties.

A public announcement shall be made of a material change in, or waiver of, such conditions, and the Offer may, in certain circumstances, be extended in connection with any such change or waiver.

16.  Financial Statements.    Financial statements have not been included herein because the consideration offered to shareholders consists solely of cash; the Offer is not subject to any financing condition; and the Fund is a public reporting company under Section 13(a) of the Exchange Act and files its reports electronically on the EDGAR system.

Information about the Fund and reports filed with the SEC can be viewed and copied at the public reference room at the SEC’s office, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The Fund’s filings are also available on the SEC’s internet site (http://www.sec.gov). Copies may be obtained, by mail, upon payment of the SEC’s customary charges, by writing to its Public Reference Section at 100 F Street, N.E., Washington, D.C. 20549.

* * * * *

Questions, requests for assistance and requests for additional copies of this Offer to Purchase and related materials should be directed to Georgeson Inc. toll free at 1-866-297-1264 or, for banks and brokers, at 1-800-223-2064.

THE INDIA FUND, INC.

The Letter of Transmittal and certificates for your Shares should be sent by you, your broker, dealer, commercial bank or trust company to the Depositary as set forth below.

Depositary:

COMPUTERSHARE

By First Class Mail:	By Registered, Certified,
Express Mail
or Overnight Courier:

Computershare	Computershare
c/o Voluntary Corporate Actions	c/o Voluntary Corporate Actions
P.O. Box 43011	250 Royall Street
Providence, RI 02940-3011	Suite V
Canton, MA 02021

Any questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other documents may be directed to the Information Agent at its telephone number and location listed below. Stockholders may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

GEORGESON INC.

480 Washington Blvd., 26th Floor, Jersey City, NJ 07310

1-866-297-1264